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SEC FILE NUMBER
8-70646

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 27, 2022 (MM/DD/YY) AND ENDING December 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hapi Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

65 Freeborn Road
(No. and Street)

Easton	CT	06612
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Norman Fuchs	818-531-1310	norm@imhapi.app
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Norman Fuchs, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hapi Securities LLC, as of December 31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: Principal Financial Officer

WARREN ALAN LANE
Notary Public, State of New York
No. 01LA6102340
Qualified in Nassau County
Commission Expires December 08, 20__

____
Notary Public

WARREN ALAN LANE
Notary Public, State of New York
No. 01LA6102340
In Nassau County
Expires December 08, 20__

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HAPI SECURITIES LLC SUCCESSOR OF HAPI CORP
FINANCIAL STATEMENTS
FOR THE PERIOD JANUARY 27, 2022 THROUGH DECEMBER 31, 2022

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Hapi Securities, LLC successor of Hapi Corp

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hapi Securities, LLC successor of Hapi Corp. as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the period January 27, 2022 through December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hapi Securities, LLC successor of Hapi Corp. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hapi Securities, LLC successor of Hapi Corp.'s management. Our responsibility is to express an opinion on Hapi Securities, LLC successor of Hapi Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hapi Securities, LLC successor of Hapi Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Hapi Securities, LLC successor of Hapi Corp.'s financial statements. The supplemental information is the responsibility of Hapi Securities, LLC successor of Hapi Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Hapi Securities, LLC successor of Hapi Corp.'s auditor since 2022.

Maitland, Florida

June 1, 2023

FINANCIAL STATEMENTS

HAPI SECURITIES LLC SUCCESSOR OF HAPI CORP
STATEMENT OF FINANCIAL CONDITION
FOR THE PERIOD JANUARY 27, 2022 THROUGH DECEMBER 31, 2022

ASSETS

Assets	
Cash and cash equivalents	$749,114
Clearing deposit	75,000
Prepaid expenses	1,729
Total assets	$825,843

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$56,572
Accrued expenses	20,500
Total liabilities	77,072
Member's Equity	
Member's equity	$748,771
Total liabilities and member's equity	$825,843

The accompanying notes are an integral part of these financial statements

HAPI SECURITIES LLC SUCCESSOR OF HAPI CORP
STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 27, 2022 THROUGH DECEMBER 31, 2022

Revenues:	
Interest income	$3,357
Rebates	7,238
Total revenues	$10,595
Expenses:	
Clearing fees	112,846
Customer account fees	100,575
Legal and Professional fees	476,574
Marketing	13,749
Operations	44,864
Technology fees	140,000
Regulatory fees	5,939
Other	25,052
Total Expenses	919,599
Net Loss	($909,004)

The accompanying notes are an integral part of these financial statements

HAPI SECURITIES LLC SUCCESSOR OF HAPI CORP
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JANUARY 27, 2022 THROUGH DECEMBER 31, 2022

	Members Equity	Retained Earnings	Total
Balance January 26, 2022	$1,868,489		1,868,489
Owner Contribution			
Distributions	(210,714)		(210,714)
Net Loss for Period		(909,004)	(909,004)
Balance December 31, 2022	$1,657,775	($909,004)	$748,771

The accompanying notes are an integral part of these financial statements

HAPI SECURITIES LLC SUCCESSOR OF HAPI CORP
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 27, 2022 THROUGH DECEMBER 31, 2022

Cash flows from operating activities		
Net Loss	$	(909,004)
Adjustments to reconcile net loss to net cash used by operating activities		
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets		(1,463)
Increase in clearing deposit		(75,000)
Decrease in deposits		12,450
Accounts payable		53,363
Accrued expenses		500
Net cash used by operating activities		(919,154)
Financing Activities		
l Distribution		(210,714)
Net cash used by financing activities		(210,714)
Net decrease in cash		(1,129,868)
Cash at beginning of year		1,878,982
Cash at end of year		749,114
	$	749,114
Supplemental disclosures of cash flow information		
Cash paid for interest		$0
Cash paid for taxes		$0
Other non cash items		$0

The accompanying notes are an integral part of these financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Hapi Securities LLC ("the Company") was incorporated May 6, 2022. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company became a registered broker-dealer pursuant to a succession agreement from Hapi Corp ("Parent Company") commencing operations on July 1, 2022. The Company is wholly owned by Hapi Corp. The Company is registered in 2 states and provides individuals with a self-directed trading platform to execute brokerage transactions in cash accounts only.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Cash balances in excess of insured amounts – The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

Regulatory deposit - The Company has on account with FINRA $1,729, of which $1,176 was deposited for 2023 licensing fees. This deposit was required by FINRA to be pre-paid in December 2022 to maintain state registrations in 2023. The Company will recognize this deposit as an expense on January 1, 2023.

Revenue recognition – Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. The Company provides a platform for executing transactions on exchanges and the brokerage commissions, interest, rebates, are recognized as revenue at the point in time the associated service is fulfilled, and ensuing payment is imminent. Presently, the Company is executing customer transactions for zero commissions. There were no unsatisfied performance obligations at December 31, 2022.

Interest income rebate is interest earned on cash held in customer accounts with the Clearing Broker. The Company recognizes the income monthly which is when the Company believes its performance obligation has been contractually satisfied in all material respects.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes – The Company does not record a provision for Federal and State income taxes because the Member reports their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states.

The Company adopted the provisions of the Financial Accounting Standard Board's (”FASB”) Accounting Standards Codification No. 740 (“ASC” 740) Subtopic 05 “Accounting for Uncertainty in Income Taxes.” The Company is required to determine how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

Use of estimates-The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has paid technology and compliance related expenses to the Parent Company in the amount of $140,000. These expenses include technology development and enhancement on the phone app, maintenance of the phone app, IT support, and other compliance and administrative expenses. The net amount owed to the affiliated entities at December 31, 2022 amounted to $0.00.

NOTE 3 - LEASES

The Company has no leases.

NOTE 4 – SUCCESSION

Hapi Securities LLC was the Successor to Hapi Corp which received its FINRA Membership approval on January 27, 2022. Pursuant to a Succession Agreement, certain assets and liabilities were transferred from Hapi Corp to Hapi Securities LLC and the remaining assets and liabilities were retained or distributed to Hapi Corp.

NOTE 5 – COMPANY CONDITIONS
The Company has a loss of $909,004 for the year ended December 31, 2022. The Company's stockholder has represented that he intends to make capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

NOTE 6 - NET CAPITAL REQUIREMENTS
As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 12 1/2% of aggregate indebtedness for the first year as a broker-dealer, or $5,000, whichever is greatest. As of December 31, 2022, the Company has positive net capital of $747,042 which exceeds its minimum of $9,634. Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2022, does not materially differ from the net capital computation contained in the Company's unaudited FOCUS Report IIA for the period ending December 31, 2022. Consequently, a reconciliation is not required and is therefore not included herein.

NOTE 7 - COMMITMENTS AND CONTINGENCES
There are no commitments or contingencies as of year ending December 31, 2022

NOTE 8 - SUBSEQUENT EVENTS
Management has assessed subsequent events through the date the financial statements where available and determined no subsequent events or transaction occurred during that period required disclosure.

SUPPLEMENTAL INFORMATION

HAPI SECURITIES LLC SUCCESSOR OF HAPI CORP
SCHEDULE I
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD JANUARY 27, 2022 THROUGH DECEMBER 31, 2022

Computation of basic net capital requirements:

Total member's equity	$748,771
Decuctions and/or charges:	
Non-allowable assets:	
Prepaid expenses	1,729
Total non-allowable assets	1,729
Net Capital	747,042
Minimum net capital requirements:	
12 1/2% of total aggregate indebtedness ($77,072)	9,634
Minimum dollar net capital requirement for this broker-dealer ($5,000)	5,000
Net capital requirement (greater of above two requirements)	9,634
Net capital in excess of requirement minimum	$737,408

There are no material differences between the proceeding computation and
the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022

HAPI SECURITIES LLC SUCCESSOR OF HAPI CORP
SCHEDULE II
COMPUTATION OF AGGRGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD JANUARY 27, 2022 THROUGH DECEMBER 31, 2022

Total Aggregate Indebtedness

Accounts payable	$56,572.00
Accrued expenses	20,500.00
Aggreate indebtedness	77,072.00
Ratio of aggregate indebtedness to net capital	0.10

HAPI SECURITIES LLC SUCCESSOR OF HAPI CORP
SCHEDULE III

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE PERIOD JANUARY 27, 2022 THROUGH DECEMBER 31, 2022

The Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

The Possession or Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Hapi Securities, LLC successor of Hapi Corp.

We have reviewed management's statements, included in the accompanying Exemption, in which (1) Hapi Securities, LLC successor of Hapi Corp. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Hapi Securities, LLC successor of Hapi Corp. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Hapi Securities, LLC successor of Hapi Corp. stated that Hapi Securities, LLC successor of Hapi Corp. met the identified exemption provisions throughout the period January 27, 2022 though December 31, 2022 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hapi Securities, LLC successor of Hapi Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hapi Securities, LLC successor of Hapi Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

June 1, 2023

Exemption Report

Hapi Securities LLC the Successor to Hapi Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.l7a-5 are limited to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (2) referring securities transactions to other broker-dealers, or providing technology or platform services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hapi Securities LLC Successor to Hapi Corporation

I, Norman Fuchs, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Norman Fuchs
Title: Principal Financial Officer

May 10, 2023